EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended April 30,				Fiscal Years Ended January 31,
	2005		2004		2005		2004		2003		2002		2001
Income before income taxes and minority interest	$3,741		$3,397		$16,105		$14,193		$12,368		$10,396		$9,783
Capitalized interest	(35)		(30)		(120)		(144)		(124)		(130)		(93)
Minority interest	(68)		(42)		(249)		(214)		(193)		(183)		(129)

Adjusted income before income taxes	3,638		3,325		15,736		13,835		12,051		10,083		9,561
Fixed charges
Interest*	290		336		1,332		1,157		1,191		1,491		1,486
Interest component of rent	78		77		319		306		318		289		245

Total fixed expense	368		413		1,651		1,463		1,509		1,780		1,731

Income before income taxes and fixed charges	$4,006		$3,738		$17,387		$15,298		$13,560		$11,863		$11,292

Ratio of earnings to fixed charges	10.9	x	9.1	x	10.5	x	10.5	x	9.0	x	6.7	x	6.5	x

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.